SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Bonds.com Group, Inc.

(Name of Company)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

098003106

(CUSIP Number)

Christopher D’Antuono, Esq.

General Counsel

GFI Group Inc.

55 Water Street

New York, New York 10041

(212) 968-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Jeffrey R. Poss, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

May 8, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	Name of Reporting Persons GFINet Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 0*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0*

11	Aggregate Amount Beneficially Owned by Each Person 0*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0*

14	Type of Reporting Person CO

* As a result of the consummation of the Merger on the Closing Date, the Reporting Persons no longer beneficially own any shares of Common Stock or any other securities that are exercisable for or convertible into shares of Common Stock.  This is the final amendment to this Schedule 13D, and an exit filing for the Reporting Persons.  See Item 4.

SCHEDULE 13D

1	Name of Reporting Persons GFI Group Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 0*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 0*

11	Aggregate Amount Beneficially Owned by Each Person 0*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0*

14	Type of Reporting Person CO

* As a result of the consummation of the Merger on the Closing Date, the Reporting Persons no longer beneficially own any shares of Common Stock or any other securities that are exercisable for or convertible into shares of Common Stock.  This is the final amendment to this Schedule 13D, and an exit filing for the Reporting Persons.  See Item 4.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 5”) amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on July 8, 2011, as amended by Amendment No. 1 filed on December 9, 2011, Amendment No. 2 filed on June 15, 2012, Amendment No. 3 filed on March 7, 2013, and Amendment No. 4 filed on March 20, 2014 (such Schedule 13D, as so amended, the “Original Schedule 13D”).  The Original Schedule 13D, together with this Amendment No. 5, are collectively referred to herein as the “Schedule 13D”.  This Amendment No. 5 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Bonds.com Group, Inc., a Delaware corporation (the “Company” or the “Issuer”). The address of the Company’s principal executive offices is 1500 Broadway, 31st Floor, New York, New York 10036.  Unless the context otherwise requires, references herein to the “Common Stock” are to such common stock of the Company.  Capitalized terms used but not defined herein shall have the meanings given to them in the Original Schedule 13D.

This is the final amendment to this Schedule 13D, and an exit filing for the Reporting Persons.

Item 4.         Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended by the addition of the following information:

Consummation of Merger and Transactions Under Merger Agreement

Pursuant to the previously announced Merger Agreement, the Merger was consummated on May 8, 2014 (the “Closing Date”).

Upon consummation of the Merger and effective as of the Closing Date, all shares of Common Stock and preferred stock of the Issuer were automatically cancelled and ceased to exist, and each share of Common Stock and preferred stock of the Issuer that was outstanding immediately prior to the effective time of the Merger (other than shares (a) for which appraisal rights are properly exercised and not withdrawn under Delaware law and (b) owned by the Issuer, MTS or Merger Sub) were automatically converted into the right to receive allocations of the Merger Consideration (as defined in the Merger Agreement), if any, on the basis of the Amended and Restated Certificate of Incorporation of the Issuer, in each case without interest and subject to any required withholding taxes.  In addition, upon consummation of the Merger and effective as of the Closing Date, all options and warrants to purchase Common Stock were terminated and no longer exercisable for any shares of Common Stock or any other capital stock of the Company.  Holders of options and warrants were not entitled to receive and did not receive any Merger Consideration under the Merger Agreement.

The Merger Consideration payable under the Merger Agreement is an amount equal to $15 million, minus transaction costs, minus closing liabilities, and plus or minus a working capital adjustment (to the extent the adjustment is outside the agreed upon collar).  Because the amount of Merger Consideration is substantially less than the aggregate liquidation preference of the Series E-2 Preferred Stock (and less than the aggregate invested capital by the holders of Series E-2 Preferred Stock), all Merger Consideration was payable to the holders of Series E-2 Preferred Stock, including, but not limited to, GFINet.  As previously disclosed, $1.5 million of the Merger Consideration has been placed in escrow to cover the purchase price adjustment and certain potential indemnity claims.  Such escrowed funds, in the absence of claims, will be released to the holders of the Series E-2 Preferred Stock in $500,000 increments upon the twelve month, eighteen month and twenty-four month anniversaries of the closing of the Merger.

Because each share of Series E-2 Preferred Stock had an accruing dividend, and because the holders of Series E-2 Preferred Stock purchased shares of Series E-2 Preferred Stock at different times, the Merger Consideration to be received per share of Series E-2 Preferred Stock will vary as a result of the dividend accrued.  GFINet will not receive any consideration in the Merger in respect of its shares of Series E Preferred Stock or in respect of its warrants or options to purchase Common Stock.

In connection with the consummation of the Merger, effective as of the Closing Date, the Notes issued by Holdings on February 26, 2014 (including the GFI Note that was issued to GFINet) was repaid in full in accordance with its terms.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is incorporated herein by reference as more specifically described under Item 7 hereof.

As a result of the consummation of the Merger on the Closing Date, the Reporting Persons no longer beneficially own any shares of Common Stock or any other securities that are exercisable for or convertible into shares of Common Stock.  This is the final amendment to this Schedule 13D, and an exit filing for the Reporting Persons.

Item 5.         Interest in Securities of the Company

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                 As a result of the consummation of the Merger on May 8, 2014, the Reporting Persons no longer beneficially own any securities of the Company.

(b)                                 As a result of the consummation of the Merger on May 8, 2014, the Reporting Persons no longer beneficially own any securities of the Company.

(c)                                  Except as set forth in Item 4 above, none of the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock during the past sixty (60) days.

(d)                                 Not applicable.

(e)                                  As a result of the consummation of the Merger on May 8, 2014, the Reporting Persons no longer beneficially own any securities of the Company.

Item 6.         Contracts, Understandings, Arrangements and Relationships with respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by the addition of the following information:

The Amended and Restated Series E Stockholders Agreement terminated in accordance with its terms effective upon the consummation of the Merger.

Item 7.         Material to be Filed as Exhibits

The following is a list of exhibits filed by the Reporting Persons as part of this Schedule 13D.  For exhibits that previously have been filed, the Reporting Persons incorporate those exhibits herein by reference.  The exhibit table below includes the Form Type and Filing Date of the previous filing and the original exhibit number in the previous filing which is being incorporated by reference herein.  Documents which are incorporated by reference to filings by parties other than GFI are identified as such.

Exhibit 99.1

Joint Filing Agreement, dated as of July 1, 2011, by and among GFI Group Inc. and GFINet Inc. (incorporated herein by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons on July 8, 2011 (SEC File No. 005-80545)).

Exhibit 99.2

Exchange Agreement, dated as of December 5, 2011, by and among Bonds.com Group, Inc., GFINet Inc., Oak Investment Partners XII, Limited Partnership, UBS Americas, Inc., Jefferies & Company, Inc., Bonds MX, LLC and the other parties thereto (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011 (SEC File No. 000-51076)).

Exhibit 99.3

Unit Purchase Agreement, dated as of December 5, 2011, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership and certain other investors named therein (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011 (SEC File No. 000-51076)).

Exhibit 99.4

Certificate of Designation of Series E Convertible Preferred Stock, Series E-1 Convertible Preferred Stock and Series E-2 Convertible Preferred Stock of Bonds.com Group, Inc., dated December 5, 2011 (incorporated herein by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011 (SEC File No. 000-51076)).

Exhibit 99.5

Common Stock Warrant, dated February 2, 2011 (incorporated herein by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on February 8, 2011 (SEC File No. 000-51076)).

Exhibit 99.6

Common Stock Warrant, dated December 5, 2011 (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011 (SEC File No. 000-51076)).

Exhibit 99.7

Second Amended and Restated Registration Rights Agreement, dated as of December 5, 2011, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership, UBS Americas, Inc., Jefferies & Company, Inc., Bonds MX, LLC and the other parties thereto (incorporated herein by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011 (SEC File No. 000-51076)).

Exhibit 99.8

Series E Stockholders’ Agreement, dated as of December 5, 2011, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership, UBS Americas, Inc., Jefferies & Company, Inc., Bonds MX, LLC and the other parties thereto (incorporated herein by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on December 9, 2011 (SEC File No. 000-51076)).

Exhibit 99.9

Letter Agreement, dated as of June 8, 2012, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership and the other parties thereto (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on June 13, 2012 (SEC File No. 000-51076)).

Exhibit 99.10

Common Stock Warrant, dated June 8, 2012. Except with respect to the date of issuance, the expiration date and the number of shares of Common Stock into which it is exercisable, the terms of the Common Stock Warrant, dated June 8, 2012, is substantially the same as those of the Common Stock Warrant, dated December 5, 2011 and incorporated herein by reference as Exhibit 99.6.

Exhibit 99.11

Amendment No. 1 to Series E Stockholders’ Agreement, dated as of May 16, 2012, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership, UBS Americas, Inc., Jefferies & Company, Inc., Bonds MX, LLC and the other parties thereto (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on May 16, 2012 (SEC File No. 000-51076)).

Exhibit 99.12

Unit Purchase Agreement, dated as of February 28, 2013, by and between Bonds.com Group, Inc. and Trimarc Capital Fund, L.P. (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on March 6, 2013 (SEC File No. 000-51076)).

Exhibit 99.13

Amended and Restated Series E Stockholders’ Agreement, dated as of February 28, 2013, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership, Trimarc Capital Fund, L.P. and the other parties thereto (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on March 6, 2013 (SEC File No. 000-51076)).

Exhibit 99.14

Amendment No. 1 to Second Amended and Restated Registration Rights Agreement, dated as of February 28, 2013, by and among Bonds.com Group, Inc., GFINet Inc., Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership and the other parties thereto (incorporated herein by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on March 6, 2013 (SEC File No. 000-51076)).

Exhibit 99.15	Secured Promissory Note, dated February 26, 2014, issued by Bonds.com Holdings, Inc. to GFINet Inc.

Exhibit 99.16

Pledge Agreement, dated as of February 26, 2014, by and among BCA LLC, as collateral agent for the Bridge Note Holders (as defined therein), Bonds.com Holdings, Inc., Mida Holdings, Daher Bonds Investment Company, GFINet Inc., Oak Investment Partners XII, Limited Partnership and Trimarc Capital Fund, L.P.

Exhibit 99.17

Agreement and Plan of Merger, dated as of March 5, 2014, by and among Bonds.com Group, Inc., MTS Markets International, Inc. and MMI Newco Inc. (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on March 7, 2014 (SEC File No. 000-51076)).

Exhibit 99.18	Written Consent of Certain Stockholders of Bonds.com Group, Inc., signed by GFINet Inc. on March 11, 2014.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2014	GFI GROUP INC.

	By:	/s/ Christopher D’Antuono

Name: Christopher D’Antuono

Title: General Counsel and Corporate Secretary

Dated: May 9, 2014	GFINET INC.

	By:	/s/ Christopher D’Antuono

Name: Christopher D’Antuono

Title: General Counsel and Corporate Secretary

SCHEDULE I

GFI Group Inc.

Name and Position of Officer or Director	Principal Business Address	Citizenship
Michael Gooch (Chairman of the Board)	(1)	U.S.
Colin Heffron (Chief Executive Officer, President and Director)	(1)	U.S.
John Ward (Director)	(1)	U.S.
Marisa Cassoni (Director)	(1)	U.K.
Frank Fanzilli, Jr. (Director)	(1)	U.S.
Richard Magee (Director)	(1)	U.S.
James Peers (Chief Financial Officer)	(1)	U.S.
Ronald Levi (Chief Operating Officer)	(1)	U.K.
J. Christopher Giancarlo (Executive Vice President)	(1)	U.S.
Christopher D’Antuono (General Counsel and Corporate Secretary)	(1)	U.S.

(1) GFI Group Inc., 55 Water Street, New York, NY 10041

SCHEDULE II

GFINet Inc.

Name and Position of Officer or Director	Principal Business Address	Citizenship
Colin Heffron (Chief Executive Officer, President and Director)	(1)	U.S.
James Peers (Chief Financial Officer)	(1)	U.S.
Ronald Levi (Chief Operating Officer)	(1)	U.K.

(1) GFINet Inc., 55 Water Street, New York, NY 10041